UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Bradford T. Whitmore
1603 Orrington Ave., Suite 900
Evanston, Illinois  60201
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       10,249,029 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        3,034,710 shares
Each
Reporting     9 Sole Dispositive Power
Person          10,249,029 shares
With
             10 Shared Dispositive Power
                3,034,710 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
13,283,739 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

42.6%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    601,410 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.9%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    2,433,300 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                2,433,300 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,433,300 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

7.8%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,034,710 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                3,034,710 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
3,034,710 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

9.7%

14. Type of Reporting Person (See instructions)
CO

Page 6 of 7 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the Common Stock of Nanophase Technologies Corporation.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction

On February 10, 2016, Whitmore purchased 2,600,000 shares of Common Stock from the Company at a price of $0.38 per share.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
2,433,300 shares of Common Stock, representing approximately 7.8% of the outstanding shares of Common
Stock. Grace Investments beneficially owns 601,410 shares of Common Stock, representing approximately 1.9% of the outstanding shares of Common Stock. As general partner of Grace and Grace Investments, Spurgeon may be deemed the beneficial owner of 3,034,710 shares of Common Stock, or 9.7% of the outstanding shares of Common Stock, although
Spurgeon otherwise disclaims beneficial ownership.  As
General partner of Grace and Grace Investments, Whitmore may be deemed the beneficial owner of 13,283,739 shares of Common Stock, representing 3,034,710 shares of stock held indirectly and 10,249,029 shares of Common Stock as direct beneficial owner, or 42.6% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
2,433,300 Shares of Common Stock

Grace Investments: shared voting power (with Whitmore and Spurgeon)
601,410 Shares of Common Stock

Whitmore:  shared voting power (with Grace, Grace
Investments and Spurgeon)
3,034,710 Shares of Common Stock;
and
sole voting power
10,249,029 Shares of Common Stock

Spurgeon:  shared voting power (with Grace, Grace
Investments, and Whitmore)
3,034,710 Shares of Common Stock

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A.

Page 7 of 7 Pages

Item 7.  Items to be Filed as Exhibits

Exhibit 1 - Nanophase Technologies Corporation Common
Stock Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: February 10, 2016

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

SCHEDULE A

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY BRADFORD T. WHITMORE FOR THE PREVIOUS
60 DAYS.

                          Amount of    Price per
Date        Security      Shares       Share
                          Purchased
02/10/2016  Common Stock  2,600,000    $0.38

Exhibit 1
Nanophase Technologies Corporation Common Stock
Purchase Agreement


This Common Stock Purchase Agreement (this "Agreement") is made as of February 10, 2016 by and between NANOPHASE
TECHNOLOGIES CORPORATION, a Delaware corporation with its principal office at 1319 Marquette Drive, Romeoville,
Illinois 60446 (the "Company"), and Bradford T. Whitmore
(the "Purchaser").

RECITALS
A. The Company has authorized the sale and issuance of up to 2,600,000 shares (the "Shares") of the common stock of the Company, $0.01 par value per share (the "Common
Stock"), to an
investor in a private placement (the "Offering").
B. Under Section 4(a)(2) of the Securities Act of 1933 (the
"Securities Act") and Rule 506(b) promulgated thereunder, the Company desires to sell to the Purchaser and the Purchaser desires to purchase from the Company 2,600,000 shares of Common Stock on the terms and subject to the conditions set forth in this Agreement.

TERMS AND CONDITIONS
The parties agree as follows:
1. Purchase of the Shares.

1.1 Agreement to Sell and Purchase. At the Closing (as hereinafter defined), the Company shall issue and sell to the Purchaser, and Purchase shall purchase from the Company
2,600,000 shares of Common Stock for an aggregate purchase price of $988,000 (the "Purchase Price"). The purchase price for each Share purchased hereunder is $0.38.

1.2 Closing; Closing Date. The parties shall complete the sale and purchase of the Shares (the "Closing") at 9:00 a.m. (Chicago time) on the date hereof (the "Closing
Date"), remotely by.pdf or other electronic transmission of documents or at such other time and place as the Company and Purchaser may agree.

1.3 Delivery of the Shares. At the Closing, subject to the terms and conditions hereof, the Company will deliver to the Purchaser a stock certificate or certificates in such denominations and registered in such names as the Purchaser may designate by notice to the Company, representing the Shares, dated as of the Closing Date (each a "Certificate"), against payment of the purchase price therefor by cash in the form of wire transfer, unless other means of payment is agreed upon by the Purchaser and the Company.

2. Representations and Warranties of the Company.  The
Company hereby represents and warrants to the Purchaser:

2.1 Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement has been taken. The Company has the requisite corporate power to enter into this Agreement and carry out and perform its obligations under the terms of this Agreement. The Company has the requisite corporate power to issue and sell the Shares. This Agreement has been duly authorized, executed and delivered by the Company and, upon due execution and delivery by the Purchaser, this Agreement will be a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnity hereunder may be limited by federal or state securities laws and except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles.

2.2 Organization, Good Standing and Qualification.  The
Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted.

2.3 SEC Filings; Financial Statements.  As used herein, the
"Company SEC Documents" means all reports, schedules, forms, statements and other documents filed or furnished, as applicable, by the Company under the Securities Exchange
Act of 1934 (the "Exchange Act"), including pursuant to
Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein. As of their respective filing dates, the Company SEC Documents since December 31, 2014 complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder, and none of these Company SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading. The Company SEC Documents include all filings on Form 8-K which may have been required by reason of events occurring after December 31, 2014. The financial statements contained in the Company SEC Documents since
December 31, 2014: (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present the financial position of the Company as of the respective dates thereof and the results of operations, cash flows and the changes in stockholders' equity of the Company for the periods covered thereby.

2.4 Valid Issuance of Shares. The Shares are duly authorized and, when issued, sold and delivered and paid for in accordance with the terms hereof, will be duly and validly authorized and issued, fully paid and non-assessable, free from all taxes, liens, claims, encumbrances and charges with respect to the issue thereof;
provided, however, that the Shares may be subject to restrictions on transfer under state and/or federal securities laws or as otherwise set forth herein. The issuance, sale and delivery of the Shares in accordance with the terms hereof will not be subject to preemptive rights of stockholders of the Company.

3. Representations and Warranties of the Purchaser.  The
Purchaser represents and warrants to the Company as follows:

3.1 Legal Power. The Purchaser has the requisite authority to enter into this Agreement and to carry out and perform his obligations under the terms of this Agreement. All action on the Purchaser's part required for the lawful execution and delivery of this Agreement have been or will be effectively taken prior to the Closing.

3.2 Due Execution. This Agreement has been duly authorized, executed and delivered by the Purchaser, and, upon due execution and delivery by the Company, this Agreement will be a valid and binding agreement of the Purchaser, except as rights to indemnity hereunder may be limited by federal or state securities laws and except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles.

3.3 Investment Representations. In connection with the sale and issuance of the Shares, the Purchaser makes the following representations: (a) Investment for Own Account.
The Purchaser is acquiring the Shares for his own account, not as nominee or agent, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act;
provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum or specific term and reserves the right to dispose of the securities at any time in accordance with or pursuant to a registration statement or an exemption from the registration requirements of the Securities Act.
(b) Transfer Restrictions; Legends. The Purchaser understands that (i) the Shares have not been registered under the Securities Act; (ii) the Shares are being offered and sold pursuant to an exemption from registration, based in part upon the Company's reliance upon the statements and representations made by the Purchaser in this Agreement, and that the Shares must be held by the Purchaser indefinitely, and that the Purchaser must, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration; (iii) each Certificate representing the Shares will be endorsed with the following legend until the earlier of (1) such date as the Shares have been registered for resale by the Purchaser or (2) the date the Shares are eligible for sale under Rule 144 under the Securities Act:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE
"SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY
STATES.  THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON
TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR
RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE
APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION
OR EXEMPTION THEREFROM.  UNLESS SOLD PURSUANT TO EITHER AN
EFFECTIVE REGISTRATION STATEMENT OR RULE 144 UNDER THE
SECURITIES ACT, THE ISSUER OF THESE SECURITIES MAY REQUIRE
AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO
THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR
RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY
APPLICABLE STATE SECURITIES LAWS.

(iv) the Company will instruct any transfer agent not to register the transfer of the Shares (or any portion thereof) until the applicable date set forth in clause
(iii) above unless (A) the conditions specified in the foregoing legends are satisfied, (B) if the opinion of counsel referred to above is to the further effect that such legend is not required in order to establish compliance with any provisions of the Securities Act or this Agreement, (C) if the Purchaser provides the Company with reasonable assurance, such as through a representation letter, that the Shares may be sold pursuant to Rule 144 under the Securities Act, or (D) other reasonably satisfactory assurances of such nature are given to the Company. If so required by the Company's transfer agent, the Company shall cause its counsel to issue and deliver a legal opinion to the transfer agent to effect the removal of the restrictive legend contemplated by this Agreement.

Purchaser may from time to time pledge, and/or grant a security interest in some or all of the Shares pursuant to a bona fide margin agreement in connection with a bona fide margin account and, if required under the terms of such agreement or account, the Purchaser may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer is not subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor is required in connection with the pledge, but such legal opinion may be required in connection with a subsequent transfer following default by the Purchaser to the transferee of the pledge. No notice is required of such pledge. At the Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares.

Certificates evidencing the Shares will not contain any legend (including the legend set forth in this Section):
(i) upon the effectiveness of a registration statement
(including the Registration Statement (as defined below)) covering the resale of the Shares, or (ii) following a sale of such Shares pursuant to Rule 144, or (iii) while such Shares are eligible for sale under Rule 144, if such Shares have been held for one year or more pursuant to the requirements of Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities
Act (including judicial interpretations and pronouncements issued by the Staff of the SEC). Following such time as restrictive legends are not required to be placed on certificates representing Shares, the Company will, no later than three business days following the delivery by the Purchaser to the Company or the Company's transfer agent of a certificate representing Shares containing a restrictive legend and such other documentation and representations as the Company, its legal counsel or Transfer Agent may reasonably request to confirm compliance with the preceding sentence as applicable (provided, however, that neither the Company nor its legal counsel will require a legal opinion in connection with any sale pursuant to Rule 144), deliver or cause to be delivered to the Purchaser a certificate representing such Shares that is free from all restrictive and other legends. The
Company shall cause its counsel to issue a legal opinion to the Company's transfer agent promptly after the effective date of a registration statement covering the Shares if required by the Company's transfer agent to effect the removal of the legend hereunder. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Certificates for Shares subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchaser by crediting the account of the Purchaser's prime broker with the Depository Trust Company system. The
Company will pay all fees and expenses of its transfer agent and the Depository Trust Company in connection with the removal of legends pursuant to this Section 3.3(b).

Removal of the restrictive legend from certificates representing Shares as set forth in this Section 3.3(b) is predicated upon the Company's reliance that the Purchaser will sell any Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom. (c) Financial Sophistication; Due
Diligence. The Purchaser has such knowledge and experience in financial or business matters that he is capable of evaluating the merits and risks of the investment in connection with the transactions contemplated in this Agreement. The Purchaser has, in connection with his decision to purchase the Shares, relied only upon the representations and warranties contained herein and the information contained in the Company SEC Documents.
Further, the Purchaser has had such opportunity to obtain additional information and to ask questions of, and receive answers from, the Company, concerning the terms and conditions of the investment and the business and affairs of the Company, as the Purchaser considers necessary in order to form an investment decision.
(d) Accredited Investor Status.  The Purchaser is an
"accredited investor" as such term is defined in Rule
501(a) of the rules and regulations promulgated under the Securities Act.
(e) General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over the television or radio or presented at any seminar or any other general solicitation or general advertisement. Prior to the time that the Purchaser was first contacted by the Company the Purchaser had a pre-existing and substantial relationship with the Company.

3.4 No Investment, Tax or Legal Advice. The Purchaser understands that nothing in the Company SEC Documents, this Agreement, or any other materials presented to the Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The
Purchaser has consulted such legal, tax and investment advisors as he, in his sole discretion, has deemed necessary or appropriate in connection with his purchase of Shares.

3.5 Additional Acknowledgement. The Purchaser acknowledges that he has independently evaluated the merits of the transactions contemplated by this Agreement, that he has independently determined to enter into the transactions contemplated hereby, and that he is not relying on any advice from or evaluation by any other person.

3.6 No Short Position. As of the date hereof, and as of the date of the public announcement of the Offering, the Purchaser does not and will not (between the date hereof and the date of the public announcement of the Offering) engage in any short sale of the Company's voting stock or any other type of hedging transaction involving the Company's securities (including, without limitation, depositing shares of the Company's securities with a brokerage firm where such securities are made available by the broker to other customers of the firm for purposes of hedging or short selling the Company's securities).

3.7 Draft Form 10-K. The Purchaser has received a draft
Annual Report on Form 10-K for the year ended December 31,
2015 dated February 3, 2016 (the "Draft Form 10-K"). The
Purchaser acknowledges that the Draft Form 10-K is subject to modifications before it is finalized and filed with the SEC and such modifications may, individually or in the aggregate, be material.

4. Reporting Status. With a view to making available to the Purchaser the benefits of certain rules and regulations of the SEC which may permit the sale of the Shares to the public without registration, the Company agree to use its reasonable efforts to file with the SEC, in a timely manner all reports and other documents required of the Company under the Exchange Act. The Company will otherwise take such further action as the Purchaser may reasonably request, all to the extent required from time to time to enable the Purchaser to sell the Shares without registration under the Securities Act or any successor rule or regulation adopted by the SEC.

5. Registration Rights.

5.1 Demand Registration.
(a) Requests for Registration.  At any time after four
years after the date of this Agreement, the Purchaser may
demand that the Company register all or part of the
Registrable Securities (as defined below) under the
Securities Act (a "Demand Registration") on Forms S-1 or
S-3 (or similar forms then in effect) (each, a
Registration Statement") promulgated by the SEC under the
Securities Act. Within ten days after receipt of a demand,
the Company shall notify in writing all holders of
Registrable Securities of the demand.  Any holder who wants
to include his, her, or its Registrable Securities in the
Demand Registration must notify the Company within ten
business days of receiving the notice of the Demand
Registration. Except as provided in this Section 5, the
Company shall include in all Demand Registrations all
Registrable Securities for which the Company receives
timely written demands for inclusion.  All demands made
pursuant to this Section 5.1(a) must specify the number of
Registrable Securities to be registered (which may not be
less than one third of the Registrable Securities) and the
intended method of disposing of the Registrable Securities.
The Company shall prepare and file with (or confidentially
submit to) the SEC a Registration Statement covering all of
the Registrable Securities that the holders thereof have
requested to be included pursuant to such Demand
Registration within 90 days after the date on which the
initial request is given and will use its commercially
reasonable efforts to cause such Registration Statement to
be declared effective by the SEC as soon as practicable
thereafter, subject to compliance with review by the SEC.
Once a Registration Statement is declared effective by the
SEC, the Company shall maintain its effectiveness for at
least one hundred 120 days (or such shorter period as will
terminate when all Registrable Securities covered by such
Registration Statement have been sold or withdrawn). The
Company shall not be obligated to effect, or to take any
action to effect, a registration pursuant to any demand
notice in accordance with this Section 5.1(a) after the
Company has filed with the SEC three Registration
Statements (counting for these purposes only registrations
which have been declared or ordered effective). For
purposes of this Agreement, the term "Registrable
Securities" means (i) the Shares, and (ii) any Common Stock
of the Company issued as (or issuable upon the conversion
or exercise of any warrant, right or other security which
is issued as) a dividend or other distribution with respect
to, or in exchange for or in replacement of, any Shares.
(b) Selection of Underwriters.   The Company shall select
the investment bankers and managers that will administer
the offering as long as the investment bankers and the
managers are reasonably satisfactory to the holders of a
majority of the Registrable Securities requested to be
included in a Demand Registration.  The Company shall enter
into a customary underwriting agreement with those
investment bankers and managers.
(c) Delay in Filing.   The Company may delay the filing of
the Registration Statement in connection with a Demand
Registration for a period of not more than 120 days upon the advice of the investment bankers and managers that will administer the offering that a delay is necessary or appropriate under the circumstances to prevent a material adverse effect on the Company. The Company may not use this right to delay more than once during the term of this Agreement.
(d) Priority on Demand Registration. If the managing underwriters give the Company and the holders of the Registrable Securities being registered a written opinion that the number of Registrable Securities requested to be included exceeds the number of securities that can be sold, the Company will include in the registration only the number of Registrable Securities that the underwriters believe can be sold. The number of securities registered shall be allocated pro rata among the holders of Registrable Securities on the basis of the total number of Registrable Securities requested to be included in the registration.

5.2 Piggyback Registration.
(a) If at any time the Company proposes to prepare and file a Registration Statement or post-effective amendments thereto covering the sale for cash of shares of Common
Stock, including shares of Common Stock held by stockholders of the Company (in any such case, other than in connection with a merger, acquisition, pursuant to Form
S-8 or successor form, or on any form which does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of Registrable Securities), it will give written notice of its intention to do so ("Notice"), at least 30 days prior to the filing of each such Registration
Statement, to the Purchaser. Upon the written request of the Purchaser, made within 20 days after the Notice is given, that the Company include any or all of the Purchaser's Registrable Securities in the proposed
Registration Statement, the Company shall use its best efforts to effect the registration under the Securities Act of the Registrable Securities which it has been so requested to register (the "Piggyback Registration").
(b) Notwithstanding the provisions of this Section 5.2, the Company may at any time after it has given written notice pursuant to this Section 5.2 (irrespective of whether any written request for inclusion of Registrable Securities shall have already been made) to elect not to file any such proposed Registration Statement, or to withdraw the same after the filing but prior to the effective date thereof, without incurring any liability to the Purchaser.
(c) If any Piggyback Registration is an underwritten offering, the Company shall select the investment bankers and managers that will administer the offering, as long as the investment bankers and managers are reasonably satisfactory to the holders of a majority of the Registrable Securities. The Company shall enter into a customary underwriting agreement with the investment bankers and managers.

5.3 Registration Procedures.
(a) Whenever the Purchaser requests the registration of any Registrable Securities under this Agreement, the Company shall use its reasonable best efforts to register and permit the sale of the Registrable Securities in accordance with the intended method of disposition, and to effect such registration and any related qualification or compliance with respect to all Registrable Securities held by the Purchaser. If the Company is not eligible to use Form S-3 at the time of filing, and the Company subsequently becomes eligible to use Form S-3, the Company shall file, as promptly as reasonably practicable, a new Registration
Statement on Form S-3 covering the resale of the Registrable Securities and replace the Registration
Statement on Form S-1 with the new Registration Statement on Form S-3 upon the effectiveness of the new Registration
Statement on Form S-3.
(b) The Company shall use its best efforts to:
(i) prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary or advisable to keep the Registration Statement current and effective for the Registrable Securities held by the Purchaser for a period ending on the earlier of (i) the date on which all Registrable Securities may be sold pursuant to Rule 144 under the Securities Act or any successor rule ("Rule 144") during any three-month period without the requirement for the Company to be in compliance with the current public information required under Rule
144(c)(1), or (ii) such time as all Registrable Securities have been sold pursuant to a registration statement or Rule
144. The Company shall notify the Purchaser promptly upon the Registration Statement and each post-effective amendment thereto, being declared effective by the SEC and advise the Purchaser that the form of Prospectus contained in the Registration Statement or post-effective amendment thereto, as the case may be, at the time of effectiveness meets the requirements of Section 10(a)of the Securities
Act or that it intends to file a Prospectus pursuant to Rule 424(b) under the Securities Act that meets the requirements of Section 10(a) of the Securities Act;
(ii) furnish to the Purchaser with respect to the Registrable Securities registered under the Registration
Statement such number of copies of the Registration
Statement and the Prospectus (including supplemental prospectuses) filed with the SEC in conformance with the requirements of the Securities Act and other such documents as the Purchaser may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Purchaser;
(iii) make any necessary blue sky filings;
(iv) pay the expenses incurred by the Company and the Purchaser in complying with Section 5, including, all registration and filing fees, FINRA fees, exchange listing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding attorneys' fees of the Purchaser and any and all underwriting discounts and selling commissions applicable to the sale of Registrable
Securities by the Purchaser);
(v) advise the Purchaser, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation of any proceeding for that purpose; and it will promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and
(vi) with a view to making available to the Purchaser the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Purchaser to sell
Registrable Securities to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as such term is understood and defined in Rule 144, until the earlier of (A) such date as all of the Registrable Securities qualify to be resold immediately pursuant to Rule 144 or any other rule of similar effect during any three-month period without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) or
(B) such date as all of the Registrable Securities shall have been resold pursuant to Rule 144 (and may be further resold without restriction); (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and under the Exchange
Act; and (iii) furnish to the Purchaser upon request, as long as the Purchaser owns any Registrable Securities, (A) a written statement by the Company as to whether it has complied with the reporting requirements of the Securities
Act and the Exchange Act, (B) a copy of the Company's most recent Annual Report on Form 10-K or Quarterly Report on
Form 10-Q, and (C) such other information as may be reasonably requested in order to avail the Purchaser of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

The Company understands that the Purchaser disclaims being an underwriter, but acknowledges that a determination by the SEC that the Purchaser is deemed an underwriter does not relieve the Company of any obligations it has hereunder.

5.4 Transfer of Shares After Registration; Suspension.
(a) Except if Section 5.4(b) applies, the Company shall:
(i) if deemed necessary or advisable by the Company, prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable
Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;
(ii) provide the Purchaser copies of any documents filed pursuant to Section 5.4(a)(i); and (iii) upon request, inform the Purchaser if he so requests that the Company has complied with its obligations in Section 5.4(b)(i) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify the Purchaser to that effect, will use its reasonable best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify the Purchaser pursuant to Section 5.4(b)(i) when the amendment has become effective). (b) If: (i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration
Statement for amendments or supplements to the Registration
Statement or related Prospectus or for additional information; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose;
(iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable
Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose; or (iv) of any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration
Statement, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; then the Company shall promptly deliver a certificate in writing to the Purchaser (the
"Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, the Purchaser will refrain from selling any Registrable Securities pursuant to the Registration Statement (a "Suspension") until the
Purchaser is advised in writing by the Company that the current Prospectus may be used, and has received copies from the Company of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. If any Suspension occurs, the Company will use its reasonable best efforts to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable after delivery of a Suspension
Notice to the Purchaser. In addition to and without imiting any other remedies (including, without limitation, at law or at equity) available to the Company and the Purchaser, each of the Company and the Purchaser is entitled to specific performance if the other party fails to comply with the provisions of this Section 5.4(b).
(c) Notwithstanding the foregoing paragraphs of this
Section 5.4, the Company shall use its reasonable best efforts to ensure that (i) a Suspension shall not exceed 30 days individually, (ii) Suspensions covering no more than 45 days, in the aggregate, shall occur during any twelve month period and (iii) each Suspension must be separated by a period of at least 30 days from a prior Suspension
(each Suspension that satisfies the foregoing criteria being referred to herein as a "Qualifying Suspension").
(d) The Company shall, immediately following the Registration Statement being declared effective, cause its counsel to issue a legal opinion to the Company's transfer agent to effect the removal of the restrictive legend contemplated by this Agreement. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Agreement. Certificates for Registrable Securities subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchaser by crediting the account of the Purchaser's prime broker with the Depository Trust Company system.

5.5 Indemnification.  For the purpose of this Section 5.5:
(a) the term "Registration Statement" includes any final
Prospectus, exhibit, supplement or amendment included in or relating to, and any document incorporated by reference in, the Registration Statement (or deemed to be a part thereof) referred to in Section 5.1; and (b) the term "untrue statement" means any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. (c) The Company shall indemnify and hold harmless the Purchaser from and against any losses, claims, damages or liabilities to which the Purchaser may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) any untrue statement of a material fact contained in the Registration Statement,
(ii) any inaccuracy in the representations and warranties of the Company contained in this Agreement or the failure of the Company to perform its obligations hereunder or
(iii) any failure by the Company to fulfill any undertaking included in the Registration Statement, and the Company will reimburse the Purchaser for any reasonable legal expense or other actual accountable out-of-pocket expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim;
provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser specifically for use in preparation of the Registration
Statement or the failure of the Purchaser to comply with his covenants and agreements contained herein or any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser. (d) The Purchaser shall indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company
(or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (i) any failure by the Purchaser to comply with the covenants and agreements contained in this Section
5 or (ii) any untrue statement of a material fact contained in the Registration Statement if, and only if, such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser specifically for use in preparation of the Registration Statement, and the Purchaser will reimburse the Company (or such officer, director or controlling person, as the case may be), for any reasonable legal expense or other reasonable actual accountable out-of-ocket expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. The obligation to indemnify is limited to the net amount of the proceeds received by the Purchaser from the sale of the Registrable Securities pursuant to the Registration Statement.
(e) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5.5, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 5.5 (except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend such action) or from any liability otherwise than under this Section 5.5.
Subject to the provisions hereinafter stated, in case any such action is brought against an indemnified person, the indemnifying person is entitled to participate therein, and to the extent that it elects by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, is entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of his or its election to assume the defense thereof (unless it has failed to assume the defense thereof and appoint counsel reasonably satisfactory to the indemnified party), such indemnifying person is not liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof;
provided, however, that if there exists a conflict of interest that would make it inappropriate, in the reasonable opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person is entitled to retain his or its own counsel (who shall not be the same as the opining counsel) at the expense of such indemnifying person; provided, however, that no indemnifying person is responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event is any indemnifying person liable in respect of any amounts paid in settlement of any action unless the indemnifying person has approved the terms of such settlement; provided that such consent may not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could reasonably have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.
(f) If the indemnification provided for in this Section 5.5 is unavailable to or insufficient to hold harmless an indemnified party under subsection (c) or (d) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Purchaser on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities
(or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault is determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or the Purchaser on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement.
The Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this subsection (f) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (f). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (f) is deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (f), the Purchaser is not required to contribute any amount in excess of the amount by which the net amount received by that the Purchaser from the sale of the Registrable Securities to which such loss relates exceeds the amount of any damages which the Purchaser has otherwise been required to pay to the Company by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section
11(f) of the Securities Act) is entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
(g) The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 5.5, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 5.5 fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the Securities Act and the Exchange Act.
(h) The obligations of the Company and of the Purchaser under this Section 5.5 survive completion of any offering of Registrable Securities in such Registration Statement for a period of two years from the effective date of the Registration Statement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.6 Termination of Conditions and Obligations. The conditions precedent imposed by Section 3 or this Section 5 upon the transferability of the Registrable Securities cease and terminate as to any particular number of the Registrable Securities when such Registrable Securities have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such Registrable Securities or at such time as an opinion of counsel satisfactory to the Company has been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act. The Company shall request an opinion of counsel promptly upon receipt of a request therefor from the Purchaser.

5.7 Information Available.  So long as the Registration
Statement is effective covering the resale of Registrable
Securities owned by the Purchaser, the Company will furnish
(or, to the extent such information is available electronically through the Company's filings with the SEC, the Company will make available via the SEC's EDGAR system or any successor thereto) to the Purchaser:
(a) as soon as practicable after it is available, one copy of (i) its Annual Report to Stockholders (which Annual
Report shall contain financial statements audited in accordance with generally accepted accounting principles by a national firm of certified public accountants) and (ii) if not included in substance in the Annual Report to Stockholders, its Annual Report on Form 10-K (the foregoing, in each case, excluding exhibits);
(b) upon the request of the Purchaser, all exhibits excluded by the parenthetical to subparagraph (a)(ii) of this Section 5.7 as filed with the SEC and all other information that is made available to stockholders; and
(c) upon the reasonable request of the Purchaser, an adequate number of copies of the Prospectuses to supply to any other party requiring such Prospectuses; and the Company, upon the reasonable request of the Purchaser, will meet with the Purchaser or a representative thereof at the Company's headquarters during the Company's normal business hours to discuss all information relevant for disclosure in the Registration Statement covering the Registrable
Securities and will otherwise reasonably cooperate with the Purchaser conducting an investigation for the purpose of reducing or eliminating the Purchaser's exposure to liability under the Securities Act, including the reasonable production of information at the Company's headquarters; provided, that the Company is not required to disclose any confidential information to or meet at its headquarters with the Purchaser until and unless the Purchaser has entered into a confidentiality agreement in form and substance reasonably satisfactory to the Company with the Company with respect thereto.

5.8 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 5 may be assigned by the Purchaser to a party that acquires, other than pursuant to the Registration
Statement or Rule 144, any of the Registrable Securities originally issued or issuable to the Purchaser as contemplated by this Agreement, or to any affiliate of the Purchaser that acquires any Registrable Securities. Any such permitted assignee has all the rights of the Purchaser under this Section 5 with respect to the Registrable
Securities transferred.

5.9 Selling Stockholder Questionnaire. The Purchaser agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Exhibit A (a
"Selling Stockholder Questionnaire"). The Company is not required to include the Registrable Securities of the Purchaser in a Registration Statement and is not be required to pay any liquidated or other damages hereunder to the Purchaser if he fails to furnish to the Company a fully completed Selling Stockholder Questionnaire at least three business days prior to the filing of the Registration
Statement.

6. Miscellaneous.

6.1 Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Illinois, without regard to the choice of law provisions thereof, and the federal laws of the United States.

6.2 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.
Notwithstanding the foregoing, the Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser, and the Purchaser may not assign this Agreement or any rights or obligations hereunder without the assignee agreeing to be bound by the terms hereof applicable to the Purchaser and make the representations required of the Purchaser hereunder.

6.3 Entire Agreement. This Agreement and the exhibits hereto, and the other documents delivered pursuant hereto, constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and no party is liable or bound to any other party in any manner by any representations, warranties, covenants, or agreements except as specifically set forth herein or therein. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.4 Severability. If any provision of this Agreement is invalid, illegal, or unenforceable, it is to the extent practicable, modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality, and enforceability of the remaining provisions are not in any way be affected or impaired thereby.

6.5 Amendment and Waiver. Except as otherwise provided herein, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived
(either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), with the written consent of the Company and the Purchaser. Any amendment or waiver made in accordance with this Section 6.5 is binding upon any holder of any Shares purchased under this Agreement, each future holder of all such securities, and the Company.

6.6 Fees and Expenses. Except as otherwise set forth herein, the Company and the Purchaser bear its or his own expenses and legal fees incurred on its or his behalf with respect to this Agreement and the transactions contemplated hereby. Each party hereby agrees to indemnify and to hold harmless of and from any liability the other parties for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which such indemnifying party or any of his or its employees or representatives are responsible.

6.7 Notices. All notices, requests, consents and other communications hereunder must be in writing, delivered (A) if within the United States, by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid or by facsimile or electronic mail, or (B) if from outside the United States, by International Federal Express (or comparable service) or by facsimile or electronic mail, and deemed given (i) if delivered by first-class registered or certified mail domestic, upon the business day received, (ii) if delivered by nationally recognized overnight carrier, one business day after timely delivery to such carrier, (iii) if delivered by International Federal Express (or comparable service), two business days after so mailed, or (iv) if delivered by facsimile or electronic mail at or prior to 5:30 p.m. (Chicago time) on a business day, on the business day so delivered or, if delivered by facsimile or electronic mail after 5:30 p.m. (Chicago time) on a business day or on a day that is not a business day, the next business day after the date of delivery, and addressed as follows, or to such other address or addresses as may have been furnished in writing by a party to another party pursuant to this paragraph:
* if to the Company, to the address of the Company's principal office set forth on the first page of this Agreement, Attention: Chief Executive Officer, e-mail:
jess.jankowski@nanophase.com
* if to the Purchaser, at his address on the signature page to this Agreement.
6.8 Survival of Representations, Warranties and Agreements.
 Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Purchaser herein survive the execution of this Agreement, the delivery to the Purchaser of the Shares being purchased and the payment therefor, and a party's reliance on such representations and warranties are not affected by any investigation made by such party or any information developed thereby.
6.9 Counterparts. This Agreement may be executed by electronic or facsimile signature and in any number of counterparts, each of which is deemed an original, but all of which together constitute one instrument.
6.10 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and do not limit or affect any of the provisions hereof.

(The Remainder of this Page is Blank; Signature Pages
Follow)

Signed:

NANOPHASE TECHNOLOGIES CORPORATION
By: /s/ Jess Jankowski
Name: Jess Jankowski
Title:  President and CEO

Signed:
/s/ Bradford T. Whitmore
Bradford T. Whitmore

Investment Amount (# shares): 2,600,000
Investment Amount ($ @ $0.38/share): $988,000

Address for Notice and Delivery Instructions:
1603 Orrington Avenue
Suite 900
Evanston, IL 60201
Telephone: 847 733 1230


EXHIBIT A

SELLING STOCKHOLDER QUESTIONNAIRE

NANOPHASE TECHNOLOGIES CORPORATION

Questionnaire for Selling Stockholder

This questionnaire is necessary to obtain information to be
used by Nanophase Technologies Corporation (the "Company")
to complete a Registration Statement (the "Registration
Statement") covering the resale of certain shares of
Company Common Stock currently outstanding.  Please
complete and return this questionnaire to Faegre Baker
Daniels LLP, the Company's legal counsel, to the attention
of Janelle Blankenship either by mail to Faegre Baker
Daniels LLP, 600 East 96th Street, Suite 600, Indianapolis,
Indiana 46240 or by fax to 317.569.4800.  Please return the
questionnaire by (Day), (Month Day), 20   or sooner, if
possible. Call Janelle Blankenship at 317.569.4881 with questions.

FAILURE TO RETURN THE QUESTIONNAIRE MAY RESULT IN THE
EXCLUSION OF YOUR NAME AND SHARES FROM THE REGISTRATION
STATEMENT.

Please answer all questions. If the answer to any question is "None" or "Not Applicable," please so state.

If there is any question about which you have any doubt, please set forth the relevant facts in your answer.

1. Please correct your name and/or address if not correct below

Name:

Address:

2. Please state the total number of currently outstanding shares of Company Common Stock that you beneficially own* and the form of ownership and the date that you acquired such stock. Include shares registered in your name individually or jointly with others and shares held in the name of a bank, broker, nominee, depository or in "street name" for your account. (DO NOT list options, warrants or other derivative securities. See Question #3).


3. Please list any outstanding options and warrants to purchase Company Common Stock or other derivative securities to acquire Company Common Stock that you beneficially own*, including (i) the number of shares of Company Common Stock to be issued upon the exercise of such option or warrant, (ii) the date such option or warrant is exercisable, (iii) the expiration date and (iv) the exercise price per share of EACH such option and warrant.

Number of Shares Covered by Option or Warrant

Date Exercisable

Exercise Price

Expiration Date


4. Please list the number of shares of Common Stock listed under Question #2 above that you wish to include in the Registration Statement.


5. Please list the number of shares of Common Stock underlying warrants listed under Question #3 above that, upon exercise of such warrants, you wish to include in the Registration Statement.


6. If you are a limited liability company or limited partnership, please name the managing member or general partner and each person controlling such managing member or general partner.


7. If you are an entity, please identify the natural persons who exercises sole or shared voting power* and/or sole or shared investment power* with regard to the shares listed under Question #2 and Question #3.

8. Please advise whether you are a registered broker-dealer or an affiliate* thereof. If you are an affiliate of a registered broker-dealer, please explain the nature of the affiliation and disclose whether you acquired the shares in the ordinary course of business and whether at the time of the acquisition you had any plans or proposals, directly or with any other person, to distribute the shares listed under Question #2 and Question #3.


9. List below the nature of any position, office or other material relationship that you have, or have had within the past three years, with the Company or any of its predecessors or affiliates*.


10. If you expressly wish to disclaim any beneficial ownership* of any shares listed under Question #2 for any reason in the Registration Statement, indicate below the shares and circumstances for disclaiming such beneficial ownership*.


11. With respect to the shares that you wish to include in the Registration Statement, please list any party that has or may have secured a lien, security interest or any other claim relating to such shares, and please give a full description of such claims.


12. Please review Appendix B "Plan of Distribution." Please identify and describe any method of distribution, other than described in Appendix B, that you plan on using to sell your shares of the Company's Common Stock. By signing below you agree to distribute your shares of the Company's
Common Stock as described in Appendix B and this Item 12 and to notify the Company of any plan to distribute the Company's Common Stock that is not described in Appendix B or herein under Item 12.

The undersigned, a Selling Stockholder of the Company, hereby furnishes the foregoing information for use by the Company in connection with the preparation of the Registration Statement. The undersigned will notify
Janelle Blankenship, at the address specified above, in writing immediately of any changes in the foregoing answers that should be made as a result of any developments occurring prior to the time that all the shares of Common
Stock of the Company are sold pursuant to the Registration
Statement referred to above. Otherwise, the Company is to understand that the above information continues to be, to the best of the undersigned's knowledge, information and belief, complete and correct.

Dated:
By:
Name:
Its:

*See Appendix A for definitions

APPENDIX A
TO EXHIBIT A
CERTAIN TERMS USED IN QUESTIONNAIRE

AFFILIATE
An "affiliate" of a company is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such company.

BENEFICIAL OWNERSHIP
A person "beneficially owns" a security if such person, directly or indirectly, has or shares voting power or investment power of such security, whether through a contract, arrangement, understanding, relationship or otherwise. A person is also the beneficial owner of a security if he has the right to acquire beneficial ownership at any time within 60 days through the exercise of any option, warrant or right, or the power to revoke a trust, discretionary account or similar arrangement.

INVESTMENT POWER
"Investment power" includes the power to dispose, or to direct the disposition of, a security.

VOTING POWER
"Voting power" includes the power to vote, or to direct the voting of, a security.

APPENDIX B
TO EXHIBIT B
PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholder
and certain transferees a total of       shares of common
stock, all of which are issued and outstanding. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through broker-dealers or agents, the selling stockholder will be responsible for any compensation to such broker-dealers or agents.

The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus.

The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder will sell his shares of common stock subject to the following:
* all of a portion of the shares of common stock beneficially owned by the selling stockholder or his perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;
* each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;
* some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling stockholder may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock to close out short positions or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares;
* in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and may receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of common stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, the selling stockholder has not made any arrangements with any broker-dealer or agent for the sale of his shares of common stock; and
* in connection with any other sales or transfers of common stock not prohibited by law.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profits realized by the selling stockholder and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder may also transfer, devise or gift the shares of common stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling stockholder under this prospectus.

If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the shelf registration statements of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating
in such distribution will be subject to applicable
provisions of the Exchange Act and the rules and
regulations thereunder, including, without limitation,
Regulation M of the Exchange Act, which may limit the
timing of purchases and sales of any of the shares of
common stock by the selling stockholder and any other
participating person.  Regulation M may also restrict the
ability of any person engaged in the distribution of the
shares of common stock to engage in market-making
activities with respect to the shares of common stock.
All of the foregoing may affect the marketability of the
shares of common stock and the ability of any person or
entity to engage in market-making activities with respect
to the shares of common stock. 	We will bear all expenses
of the registration of the shares of common stock including, without limitation, Securities and Exchange
Commission filing fees and expenses of compliance with the state securities of "blue sky" laws. The selling stockholder will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholder, if any. We will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder for use in this prospectus, in accordance with the related securities purchase agreement or will be entitled to contribution.
Once sold under this shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.